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                              October 25, 2023

       Alex Xu
       Chief Financial Officer
       Qifu Technology, Inc.
       7/F Lujiazui Finance Plaza
       No. 1217 Dongfang Road
       Pudong New Area , Shanghai 200122
       People   s Republic of China

                                                        Re: Qifu Technology,
Inc.
                                                            Form 20-F for the
Year Ended 2022
                                                            Filed April 27,
2023
                                                            File No. 001-38752

       Dear Alex Xu:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

       Form 20-F for the Year Ended 2022

       Introduction, page 1

   1. We note your response to prior comment 1 and reissue in part. In future filings, please also disclose in the
definition section that the same legal and operational risks associated with operations in
China may also apply to operations in Hong Kong. Please confirm your understanding and
include your proposed disclosure in your response letter.
 Alex Xu
Qifu Technology, Inc.
October 25, 2023
Page 2



       Please contact Michael Henderson at 202-551-3364 or Lory Empie at 202-551-3714 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAlex Xu                                 Sincerely,
Comapany NameQifu Technology, Inc.
                                                          Division of
Corporation Finance
October 25, 2023 Page 2                                   Office of Finance
FirstName LastName